               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         ______________

                        SCHEDULE 14D-1/A

           TENDER OFFER STATEMENT PURSUANT TO SECTION
        14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               AND

                         SCHEDULE 13D/A

                UNDER THE SECURITIES ACT OF 1934

                 ZENITH ELECTRONICS CORPORATION
_________________________________________________________________________
                    (NAME OF SUBJECT COMPANY)

                       LG ELECTRONICS INC.
                      LG SEMICON CO., LTD.
_________________________________________________________________________
                            (BIDDERS)

Common Stock, par value $1.00 per share (Including the Associated Rights)
_________________________________________________________________________
                 (TITLE OF CLASS OF SECURITIES)

                           989349 10 5
_________________________________________________________________________
              (CUSIP NUMBER OF CLASS OF SECURITIES)

                            K.S. Cho
                        Managing Director
                       LG Electronics Inc.
                         LG Twin Towers
                         20, Yoido-dong
                         Youngdungpo-gu
                      Seoul, Korea 150-721
                       011-82-2-3777-3480

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                        BEHALF OF BIDDER)
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                            Copy to:
                         Scott J. Davis
                      Mayer, Brown & Platt
                    190 South LaSalle Street
                       Chicago, IL  60603
                         (312) 782-0600

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  CUSIP NO.: 989349 10 5   14D-1 AND 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                    LG Electronics Inc.
                    LG Semicon Co., Ltd.
_______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)

                                                       (b) (_)
_______________________________________________________________________

3    SEC USE ONLY

_______________________________________________________________________

4    SOURCE OF FUNDS

     BK, WC
_______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) or 2(f)                         (_)

_______________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Republic of Korea
_______________________________________________________________________

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     LG Electronics Inc. -- 36,569,000 shares of Common Stock* <F1> LG Semicon Co., Ltd. -- 28,095,200 shares of Common Stock
_______________________________________________________________________

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                       (_)

_______________________________________________________________________

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          LG Electronics Inc.  --57.68%* <F1>
          LG Semicon Co., Ltd. --44.32%
_______________________________________________________________________
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10   TYPE OF REPORTING PERSON

                    CO
_______________________________________________________________________

<F1> * Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 ("Common Stock"), held by LG Semicon Co., Ltd., a majority owned subsidiary of LG Electronics Inc.

      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 14D-1") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser") and LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") upon the terms and subject to the conditions set forth in the
Schedule 14D-1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 14D-1.

ITEM 2.    IDENTITY AND BACKGROUND.

      On November 8, 1995, Messrs. Hun Jo Lee, Cha Hong (John) Koo, Yong Nam, Nam K. Woo, K.S. Cho and Eugene B. Connolly were elected as directors of the Company. Also on November 8, 1995, Mr. Hun Jo Lee was elected as Chairman of the Board of Directors, Mr. Cha Hong (John) Koo was elected as Chairman of the Executive Committee of the Board of Directors, Mr. Eugene
B. Connolly was elected as Chairman of the Organization and Compensation Committee of the Board of Directors and as a member of the Executive Committee of the Board of Directors and Mr. K.S. Cho was elected as a member of the Executive Committee of the Board of Directors.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The transactions contemplated by the Stock Purchase Agreement were consummated on November 8, 1995. Accordingly, Purchaser has accepted 18,619,000 Offer Shares for payment, subject to final proration and has caused the purchase of 16,500,000 Issue Shares from the Company. As previously disclosed, Purchaser has caused LG Semicon to purchase 80% of the Offer Shares and 80% of the Issue Shares. As a result, LG Semicon is the holder of 28,095,200 shares of Common Stock, representing approximately 44.32% of the Company's total outstanding shares of Common Stock as of June 30, 1995. Purchaser has retained the remaining 20% of the Offer Shares and 20% of the Issue Shares as well as the 1,450,000 shares of Common Stock previously held by it. As a result, Purchaser is the direct holder of 8,473,800 shares of Common Stock. Together with the shares of Common Stock held by LG Semicon, Purchaser is the beneficial owner of a total of 36,569,000 shares of Common Stock representing approximately 57.68% of the Company's total outstanding shares of Common Stock as of June 30, 1995.

ITEM 10.   ADDITIONAL INFORMATION.

      The Offer terminated according to its terms at 12:00 midnight New York City time on November 7, 1995 and has not been extended. The Purchaser issued two press releases on November 8, 1995. The Purchaser's press releases are attached as exhibits hereto and are incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.      Description
__________       ___________

99(a)(13)        Purchaser's Press Release dated November 8, 1995.
99(a)(14)        Purchaser's Press Release dated November 8, 1995.
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                                SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 1995


                             LG ELECTRONICS INC.


                             /s/ K.S. Cho
                             Name:  K.S. Cho
                             Title:  Managing Director


                             LG SEMICON CO., LTD.


                             /s/ Young-Pyo Bae
                             Name:  Young-Pyo Bae
                             Title:  Executive Director


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                              EXHIBIT INDEX


Exhibit No.             Description
__________              ___________

99(a)(13)               Purchaser's Press Release dated November 8, 1995.
99(a)(14)               Purchaser's Press Release dated November 8, 1995.